RECEIVED

2007 NOV 27 A 4:37

07028198

082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date November 21, 2007
Contact Li Sulejmanagic

SUPPL

Unaxis Holding
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

Li Sulejmanagic

Corporate Communications

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Enclosure

- **Oerlikon Announces Success of Cash Tender Offer for Swiss Franc Bonds Issued by Saurer AG**

dw 11/27

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Li Sulejmanagic
Phone +41 58 360 96 06
Fax +41 58 360 91 93
li.sulejmanagic@oerlikon.com
www.oerlikon.com

Media release

NOT FOR DISTRIBUTION INTO THE UNITED STATES, ITALY, AUSTRALIA, CANADA OR JAPAN

THIS DOCUMENT DOES NOT CONSTITUTE A PROSPECTUS IN THE SENSE OF ART. 652A OR ART. 1156 OF THE SWISS CODE OF OBLIGATIONS. THIS DOCUMENT WAS PRODUCED BY THE COMPANY SOLELY FOR INFORMATION PURPOSES AND FOR THE USE BY THE RECIPIENT. IT IS NOT TO BE COPIED OR MADE AVAILABLE TO ANY OTHER PERSON WITHOUT THE EXPRESS WRITTEN CONSENT OF THE COMPANY. NEITHER THIS DOCUMENT NOR ANY COPY HEREOF MAY BE SENT OR TAKEN INTO THE UNITED STATES OR DISTRIBUTED IN THE UNITED STATES OR TO ANY U.S. PERSON. THE OFFER IS NOT BEING MADE TO BONDHOLDERS WITH RESIDENCE OR DOMICILE IN THE UNITED STATES, united Kingdom, ITALY, Australia, Canada and Japan AND NOT TO U.S. PERSONS AND FURTHER ONLY TO BONDHOLDERS IN JURISDICTIONS IN WHICH SUCH OFFER AND THE LEGAL ACTS RESULTING THEREFROM MAY BE MADE WITHOUT ANY FURTHER FORMALITIES. THIS DOCUMENT DOES NOT CONSTITUTE AN INVESTMENT, TAX OR LEGAL ADVICE IN ANY COUNTRY AND/OR UNDER ANY APPLICABLE JURISDICTION. READERS OF THIS DOCUMENT SHOULD INFORM THEMSELVES OF, AND OBSERVE, ANY APPLICABLE LEGAL REQUIREMENTS.

Oerlikon Announces Success of Cash Tender Offer for Swiss Franc Bonds Issued by Saurer AG

Pfäffikon SZ, November 21, 2007 – On November 12, 2007, OC Oerlikon Corporation AG, Pfäffikon, Switzerland (the "Offeror" or "Oerlikon") invited holders of the CHF 200,000,000 3.50% Bonds due August 28, 2013, issued by Saurer AG, Arbon, Switzerland (Swiss Security Number 2 649 825) (the "Bonds", their holders the "Bondholders" and Saurer AG the "Issuer") to tender for purchase any or all of the Bonds (the "Offer"). The Offer expired on November 20, 2007, at 12:00 noon CET (the "Expiration Date").

Capitalised terms used in this announcement have the meanings ascribed to them in the Information Memorandum dated November 12, 2007.

Result, Acceptance, and Settlement

As of the Expiration Date, a total of CHF 190,760,000 of Bonds, representing 95.38% of the total outstanding nominal amount of the Bonds, have been validly tendered (the "Tendered Bonds"). The Offeror hereby declares that it accepts all Tendered Bonds for purchase (the "Acceptance"). As a consequence, the Tender Price of 100.250% and the Accrued Interest for the Tendered Bonds will be paid

 to the Bondholders on the Settlement Date, which is expected to be on Monday November 26, 2007.

As previously announced, the Offeror intends to request the Issuer to convene a meeting of Bondholders immediately after settlement of the Offer, and if the Early Redemption of 100% of the Bonds is validly resolved by the meeting of Bondholders and approved by the competent cantonal authority, any Bonds not tendered in the Offer will be redeemed early at the Early Redemption Price. At such Bondholders' meeting, the Offeror intends to vote its Bonds in favour of a resolution to redeem the Bonds at the Early Redemption Price of 100.125%.

For further information please contact:

Burkhard Böndel Corporate Communications Phone +41 58 360 96 06 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com

Further details on the transactions can be obtained from Credit Suisse or UBS Investment Bank, which are acting as Joint Dealer Managers for the Offer:

Matthias Signorell Credit Suisse (Zurich) Debt Capital Markets Phone + 41 44 333 7376 matthias.signorell@credit-suisse.com	Richard Bärlocher UBS Investment Bank Debt Capital Markets Phone + 41 44 239 63 64 richard.baerlocher@ubs.com
Paul Hawker Credit Suisse (London) Liability Management Group Phone + 44 20 7883 7657 liability.management@credit-suisse.com	

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, Oerlikon has evolved into a global player today. The group is ranked first or second in each of its respective markets.

Offer restrictions:

United States of America

The Offer is not being made directly or indirectly in, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States of America, its territories and possessions, any State of the United States and the District of Columbia (the "United States"). This includes, but is not limited to, facsimile transmission, telex and telephones. Accordingly, copies of this document and any related offering documents are not being, and must not be, mailed or otherwise distributed or sent in or into the United States and so doing may invalidate any purported acceptance

United Kingdom

The offer documents in connection with the Offer are not for distribution to persons whose place of residence, seat or habitual abode is in the United Kingdom. This does not apply, however, to persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 in the United Kingdom or to whom it may otherwise lawfully be passed on (all such persons together being referred to as "Relevant Persons"). The offer documents in connection with the Offer must not be acted on or relied on by persons whose place of residence, seat or habitual abode is in the United Kingdom and who are not Relevant Persons. In the United Kingdom any investment or investment activity to which the offer documents relate is available only to Relevant Persons and will be engaged in only with Relevant Persons.

Republic of Italy

Italian residents or persons located in the Republic of Italy may not tender Bonds and any offers to sell received from such persons shall be ineffective and void. Neither this press release nor any other offering material relating to the Offer may be distributed or made available in the Republic of Italy.

Australia, Canada and Japan

This Offer is not addressed to holders of Bonds, whose place of residence, seat or habitual abode is in Australia, Canada or Japan (the "Excluded Bondholders"). The Excluded Bondholders may not accept this Offer.

Other Jurisdictions

This Offer is not, directly or indirectly, made in a country or jurisdiction in which such offer would be illegal, otherwise violate the applicable law or an ordinance or which would require the Offeror to change the terms or conditions of the offer in any way, to submit any filing to, or perform any actions in relation to, any governmental, regulatory or legal authority. It is not intended to extend the offer to any such country or such jurisdiction. Documents relating to the offer must neither be distributed in such countries or jurisdictions nor be sent to such countries or jurisdictions. Such documents must not be used for the purpose of soliciting the purchase of securities of Saurer AG by any person or entity from such countries or jurisdictions.

END

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com